Mail Stop 3561

October 25, 2005

Via U.S. Mail and Facsimile [(416) 594-6811]

Mr. Ross McGroarty
Chairman/Secretary
Byron Global Corp.
2045 Lakeshore Blvd. W., Suite 3903
Toronto, Ontario M8V 2Z6
Canada

> **Re:** **Byron Global Corp.**
> **Form 6-K/A for the quarter ended June 30, 2005**
> **File No. 000-30194**

Dear Mr. McGroarty:

We have reviewed your response letter dated September 14, 2005, and the associated amendment, and have the following comments. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 6-K – Amended
For the quarter ended June 30, 2005 (Q2)
Statement of Stockholders' Equity, page 3

1.   Please refer to comment 1 from our letter dated August 4, 2005, as we do not believe the adjustments to your Form 6-K – Amended, as filed on October 14, 2005, have complied with our comment. We note that you have recorded a write down to your marketable securities, due to the impairment of your investment in Ontex Resources Limited, by recording a decrease of $26,394 to other comprehensive income. As previously discussed, it appears that the Ontex investment has suffered an other than temporary impairment, as no evidence to the contrary has been provided. In this regard, the appropriate accounting treatment would be to record the entire decline in fair value as a realized loss, with the amount of the write down included in earnings in the statement of operations, pursuant to paragraph 16 of SFAS 115. Your adjustment to other comprehensive income implies that the investment has suffered a temporary impairment, and would not be appropriate for an investment that has experienced an other than temporary decline in fair market value. Please revise your June 30, 2005, statement of operations in an amendment to Form 6-K accordingly, taking into account the following comment regarding the amount of the adjustment.

Note 8. Subsequent Event, page 9

2.   We note your disclosure stating that the Ontex shares were transferred on August 15, 2005, for a market value of $82,500. As such, please provide a breakdown as of June 30, 2005, of your marketable securities balance, and the analysis that you used to determine the fair value of the Ontex investment at that date. Your response should include an explanation of any events subsequent to June 30, but prior to your disposing of the shares, that may have further affected the fair market value of the shares. It appears that the fair market value of the shares on June 30, 2005 should not be materially different from their value on August 15, 2005. However, the carrying value of the shares as of June 30, 2005 appears to be significantly higher than their value of $82,500 on August 15, 2005. Please advise, and revise accordingly.

3.   In addition, please provide us with your accounting treatment for the share transfer, and reduction in note payable, on August 15, 2005.

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You may contact Ms. Kristin Shifflett, Staff Accountant, at (202) 551-3381, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant